FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of October 2012

SANTANDER UK PLC
(Translation of registrant's name into English)

2 Triton Square, Regent’s
Place, London NW1 3AN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

SANTANDER UK PLC
COMMENTS ON THE RBS DEAL

Santander UK plc (“Santander UK”) notes the announcement made by The Royal Bank of Scotland (“RBS”) regarding the sale and purchase of the RBS England and Wales and NatWest Scotland branch based business (the “Business”) of RBS to Santander UK .

The agreement reached in August 2010 between Santander UK and RBS for Santander UK to acquire the Business was originally scheduled to complete by end 2011.   In August 2011, this was extended to a new target completion date of Q4 2012.   It is now apparent that this revised target will not be achieved.

Santander UK confirms that it has therefore notified RBS that it  does not believe the conditions to the transfer of the Business from RBS to Santander  UK  will be satisfied by the agreed  final deadline of February 2013 and that it  is not willing to agree a  further  extension to  that deadline.

In that case, the agreement will automatically terminate in accordance with its terms and the transfer of the Business to Santander UK will not take place.

Santander UK CEO, Ana Botin said "Our guiding principle throughout this transaction has been a seamless journey for customers – which requires the business to be delivered to Santander UK by RBS in a steady state.  We have concluded that given delays it is not possible to complete this within a reasonable timeframe."

- Ends -

For further details, please contact:

Anthony Frost	(Head of UK Communications)	020 7756 5536
James S. Johnson	(Head of Investor Relations)	020 7756 5014
For more information contact:	ir@santander.co.uk

Additional information about Santander UK and Banco Santander, S.A.

Santander UK is a subsidiary of Banco Santander (SAN.MC, STD.N). Banco Santander is a retail and commercial bank, based in Spain, with a presence in 10 main markets. Banco Santander is the largest bank in the euro zone. Founded in 1857, Banco Santander had EUR 1.418 trillion in managed funds, more than 102 million customers, 14,569 branches – more than any other international bank – and 187,000 employees at the close of June 2012. It is the largest financial group in Spain and Latin America. Furthermore, it has significant positions in the United Kingdom, Portugal, Germany, Poland and the U.S. northeast. Santander Consumer Finance operates in the Group’s core markets as well as in the Nordic region.

Santander UK is a leading financial services provider in the UK and offers a wide range of personal and commercial financial products and services. With 1,312 branches (including agencies), 33 regional business centres and 25,000 employees (on a group basis), Santander UK serves more than 25 million customers at 30 June 2012.

Banco Santander has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK continues to have its preference shares listed on the London Stock Exchange. Nothing in this announcement constitutes or should be construed as constituting a profit forecast.

Further information about Santander UK is available at the group’s website: www.aboutsantander.co.uk

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 15 October 2012	By / s / Jessica Petrie (Authorised Signatory)